UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2017

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F  ☑      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On August 3, 2017, Galmed Pharmaceuticals Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Registered Direct Purchase Agreement”) with certain existing shareholders providing for the issuance of an aggregate of 332,038 ordinary shares of the Company in a registered direct offering at price of $7.10 per share (the “Registered Direct Offering”). The Registered Direct Offering is expected to close on or about August 8, 2017, subject to the satisfaction of customary closing conditions. In a concurrent private placement, under which restricted shares shall be issued, Galmed's Chairman of the Board and an additional board member have entered into a Securities Purchase Agreement (the “Private Placement Purchase Agreement”) to purchase an aggregate of 49,295 ordinary shares of the Company at the same price as the price per share in the Registered Direct Offering (the “Private Placement”). The aggregate gross proceeds that the Company expects to receive from these offerings is approximately $2.7 million.

Each of the purchase agreements contains representations, warranties and other provisions customary for transactions of their natures.

The ordinary shares to be issued in the Registered Direct Offering will be issued pursuant to a prospectus supplement dated as of August 3, 2017 which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-203133) (the “Registration Statement”), which became effective on July 1, 2015, and the base prospectus contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The ordinary shares to be issued in the Private Placement are being offered and sold pursuant to an exemption from the registration requirements under Regulation S and/or Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The ordinary shares have not been registered under the Securities Act or applicable state securities laws. Accordingly, the ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the terms of the Registered Direct Purchase Agreement and Private Placement Purchase Agreement are subject to, and qualified in their entirety by such documents attached hereto as Exhibits 10.1 and 10.2 respectively, and are incorporated herein by reference. The Registered Direct Purchase Agreement and Private Placement Purchase Agreement contain representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the purchase agreements, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such documents, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements, or as expressly set forth in the purchase agreements, and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

A copy of the opinion of Meitar Liquornik Geva Leshem Tal relating to the legality of the issuance and sale of the ordinary shares is attached as Exhibit 5.1 hereto and is hereby incorporated by reference into, the Registration Statement.

The Company previously announced the pricing of both offerings in a press release issued on August 3, 2017, which was included as an exhibit to a Report on Form 6-K filed with the SEC on August 4, 2017.

This Form 6-K (including exhibits) is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 11, 2015 (Registration No. 333-206292) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 31, 2015 (Registration No. 333- 203133) except that Exhibit 5.1 is only incorporated by reference into the foregoing Form F-3.

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Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. In fact, the closing of the Registered Direct Offering and Private Placement are subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, the offerings referenced in this Form 6-K may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

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Exhibit Index

Exhibit No.	Description

5.1	Opinion of Meitar Liquornik Geva Leshem Tal

10. 1	Form of Registered Direct Securities Purchase Agreement

10.2	Form of Private Placement Securities Purchase Agreement

23.1	Consent of Meitar Liquornik Geva Leshem Tal (contained in Exhibit 5.1)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALMED PHARMACEUTICALS LTD.

Date: August 7, 2017	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer

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